United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on November 11, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on November 11, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) is pleased to announce details of the San José mine performance to September 30, 2008. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) and is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). Hochschild is the operator of the project. Gross proceeds from metal sales during the third quarter of 2008 were US$18.5 million.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated November 11, 2008 attached hereto as Schedule “A”. All dollar amounts in Schedule “A” are in US dollars.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

November 13, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES THIRD QUARTER GOLD/SILVER

SALES AT THE SAN JOSE MINE TOTAL $18.5 MILLION

FIRST PHASE OF EXPANSION COMPLETED

SPOKANE, WA—November 11, 2008— Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce details of the San José mine performance to September 30, 2008. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) and is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). Hochschild is the operator of the project. Gross proceeds from metal sales during the third quarter of 2008 were $18.5 million.

Production at the San José mine in Q3 2008 totaled 990,000 ounces of silver and 12,340 ounces of gold, of which 49% is attributable to Minera Andes. Mill throughput increased 11.5% compared to the previous quarter, but silver production was 9.4% lower and gold production was 0.6% lower than the previous quarter due to lower head grades.

SAN JOSE MINE PRODUCTION

Production *	Q3 2008	Q2 2008	Q1 2008
Ore production (metric tons)	67,589	60,603	59,897
Average head grade silver (g/t)	547	681	624
Average head grade gold (g/t)	6.78	7.56	7.10
Silver produced (ounces)	990,000	1,093,000	968,000
Gold produced (ounces)	12,340	12,410	12,140
Net silver sold (ounces)*	846,000	2,284,400	323,000
Net gold sold (ounces)*	9,760	28,980	5,050

*	The company has a 49% interest in the San José production.

Third quarter 2008 sales of gold and silver are lower than Q2 because an inventory build of metal produced in 4Q 2007 and 1Q 2008 gave the second quarter higher than normal sales. In addition, another build up of metal inventory has occurred in Q3 due to a smelting furnace being temporarily down. The metal in inventory is forecast to be sold in Q4 of 2008. The average realized market prices in 3Q 2008 were 4.5% lower for Au and 25% lower for Ag than in 2Q 2008. Prices for sales of metal in Q3 2008 on an average weighted basis were $861 per ounce of gold and $12.37 per ounce of silver.

Phase I of the expansion has been completed, consisting of an increase in the mining and processing capacity from 750 metric ton per day to 1,500 metric ton per day. Mine production will ramp up to full capacity over the next few months. Currently, approximately 40% of the ore fed to the expanded plant is being processed to produce doré bars and approximately 60% is being processed to produce concentrates. Phase II of the expansion involves connecting to the regional electrical grid which is estimated to be completed in Q1 2009. Meanwhile, there is sufficient diesel generating capacity at the mine to run the mill at its full capacity. Phase III of the mine expansion involves further expansion of the refining circuit at the processing facility to convert all the concentrate produced at the mine to doré which is expected to be completed by mid 2009, which will reduce working capital requirements and selling discounts and receive a lower tax treatment.

Allen Ambrose, president of Minera Andes said, “The San José project now has cash flow that is being used to pay for the expansion of the mine, refining circuit, and for the connection to the regional power grid. Remaining funds will be used to begin repayment of the joint venture project debt.”

The San José mine now comprises 18 km of underground workings accessed by ramps on the Huevos Verdes, Frea and Kospi veins. During 2008 to date, 4,095 meters of workings were completed on the Huevos Verdes, Frea, and Kospi veins. The mine is currently staffed with 724 employees and over 230 contractors.

Allen V. Ambrose, Minera Andes’ President, who is a “qualified person” as defined by National Instrument 43-101, is responsible for the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine that commenced production last year. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource and scoping study. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,706,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: November 13, 2008